SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fifth Street Senior Floating Rate Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

31679F101
(CUSIP Number)

Abbe L. Dienstag, Esq.
Kramer, Levin, Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9280
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 10 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31679F101	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON
Robert C. Knapp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,520,580 (See Item 5)

	8	SHARED VOTING POWER
181,691 (See Item 5)

	9	SOLE DISPOSITIVE POWER
1,520,580 (See Item 5)

	10	SHARED DISPOSITIVE POWER
181,691 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,702,271 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% (See Item 5)

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	31679F101	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON
Ironsides Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Not Applicable

	8	SHARED VOTING POWER
181,691 (See Item 5)

	9	SOLE DISPOSITIVE POWER
Not Applicable

	10	SHARED DISPOSITIVE POWER
181,691 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
181,691 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6% (See Item 5)

14	TYPE OF REPORTING PERSON*
OO

CUSIP No.	31679F101	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON
Ironsides Partners Special Situations Master Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
876,453 (See Item 5)

	8	SHARED VOTING POWER
Not Applicable

	9	SOLE DISPOSITIVE POWER
876,453 (See Item 5)

	10	SHARED DISPOSITIVE POWER
Not Applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
876,453 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0% (See Item 5)

14	TYPE OF REPORTING PERSON*
PN

CUSIP No.	31679F101	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON
Ironsides P Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
644,127 (See Item 5)

	8	SHARED VOTING POWER
Not Applicable

	9	SOLE DISPOSITIVE POWER
644,127 (See Item 5)

	10	SHARED DISPOSITIVE POWER
Not Applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
644,127 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2% (See Item 5)

14	TYPE OF REPORTING PERSON*
PN

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $0.01 par value (the “Common Stock”), of Fifth Street Senior Floating Rate Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2.	Identity and Background

(a) – (c) This Statement is being filed by Ironsides Partners LLC (“Ironsides”), Ironsides Partners Special Situations Master Fund II L.P. (“Master Fund”), Ironsides P Fund L.P. (“P Fund”) and Robert C. Knapp.  Ironsides, Master Fund, P Fund and Mr. Knapp are collectively referred to as the Reporting Persons.

Ironsides is a Delaware limited liability company which provides investment management services and serves as the investment manager of Master Fund and a third-party managed account (the “Managed Account”).

Master Fund is a Cayman Islands exempted limited partnership which invests in securities and engages in all related activities and transactions.

P Fund is a Delaware limited partnership which invests in securities and engages in all related activities and transactions.

Mr. Knapp is the President and Managing Director of Ironsides and the sole managing member of RCK Holdings LLC (“RCK Holdings”) which, in turn, is (i) 99% owner and the sole manager of Ironsides and (ii) the sole member of (A) Ironsides Partners Special Situations Fund GP LLC, a Delaware limited liability company which is the General Partner of Master Fund and (B) Ironsides P Fund GP LLC, a Delaware limited liability company which is the General Partner of P Fund.

The business address and the address of the principal executive offices of Ironsides, Master Fund and P Fund is 100 Summer Street, Suite 2705, Boston, MA 02110. Mr. Knapp’s principal business address is c/o Ironsides Partners LLC, 100 Summer Street, Suite 2075, Boston, MA 02110.

(d) – (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported to be beneficially owned by Ironsides, Master Fund and P Fund were acquired in the open market.  The total cost of the shares reported by Ironsides, Master Fund and P Fund was approximately $1,660,384, $7,799,713 and $4,671,386, respectively.  In the case of Master Fund and P Fund, such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  In the case of Ironsides, such costs were funded out of the Managed Account.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the reported shares for the purpose of investment and because they believe that the Common Stock is undervalued.

On January 13, 2016, Ironsides, Master Fund, P Fund, Mr. Knapp and Richard W. Cohen filed a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) for the purpose of soliciting votes for three proposals at the Issuer’s upcoming annual meeting of stockholders,  namely (i) the election of two directors, including Mr. Knapp, (ii) the termination of the Issuer’s existing Investment Advisory Agreement with Fifth Street Management LLC (“FSM”) and (iii) approval of Ironsides’ non-binding proposal to advise the Issuer not to engage FSM or its affiliates to manage or advise the Issuer.  For additional information with respect to the proposals and plans of the Reporting Persons, see Amendment No. 1 to the Preliminary Proxy Statement (File No. 814-0103), which was filed with the SEC on January 28, 2016 and is incorporated herein by reference.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the proposals referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own an aggregate of 1,702,271 shares of Common Stock, representing approximately 5.8% of the Common Stock outstanding.  The Managed Account holds 181,691 of such shares, representing approximately 0.6% of the Common Stock outstanding.  Master Fund owns 876,453 of such shares, representing approximately 3.0% of the Common Stock outstanding.  P Fund owns 644,127 of such shares, representing approximately 2.2% of the Common Stock outstanding.1

Mr. Knapp may be deemed to be the beneficial owner of all 1,702,271 shares of Common Stock held by the Managed Account, Master Fund and P Fund respectively, by virtue of his relationship with these entities and/or their General Partners as described in Item 2.

(b) By reason of his control of Ironsides and the General Partners of Master Fund and P Fund, as described in Item 2, Mr. Knapp may be deemed to possess the power to vote and dispose of the shares of Common Stock directly owned by Master Fund and P Fund.  By reason of his control of Ironsides, Mr. Knapp may be deemed to share the power to vote and dispose of the shares of Common Stock held by the Managed Account.

Except to the extent expressly stated herein, each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c) The transactions with respect to the Issuer effected by the Reporting Persons in the past 60 days are set forth on Schedule I annexed hereto.  All such transactions were effected by P Fund.

(d) No Person other than the Reporting Persons and the third-party owner of the Managed Account has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

1 All percentages are based on 29,466,768 shares of the Company common stock issued and outstanding as of February 9, 2016, as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

1.	Agreement of Joint Filing pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2016

Ironsides Partners LLC

/s/ Robert C. Knapp
Founder and Managing Director
Ironsides Partners LLC

SCHEDULE I

TRANSACTIONS IN THE COMMON STOCK OF FIFTH STREET SENIOR FLOATING RATE CORP. DURING THE PRECEDING 60 DAYS

All listed transactions were effected by Ironsides P Fund L.P.

Transaction Date	Amount of Shares Purchased	Purchase Price
1/27/2016	37,074	$7.17
1/28/2016	23,154	$7.41
1/29/2016	12,600	$7.59
1/29/2016	10,500	$7.67
2/1/2016	16,872	$7.54
2/2/2016	11,366	$7.49
2/2/2016	10,000	$7.58
2/2/2016	25,000	$7.62
2/3/2016	28,300	$7.50
2/3/2016	21,700	$7.49
2/3/2016	25,000	$7.54
2/4/2016	10,000	$7.71
2/5/2016	3,000	$4.54
2/5/2016	47,000	$7.65
2/8/2016	40,000	$7.37
2/8/2016	40,000	$7.45
2/8/2016	10,000	$7.49
2/8/2016	4,620	$7.45
2/9/2016	2,533	$7.46
2/9/2016	28,067	$7.32
2/10/2016	100,000	$6.97
2/10/2016	25,000	$7.00
2/11/2016	50,000	$6.69
2/11/2016	12,867	$6.69
2/12/2016	12,540	$6.93
2/12/2016	4,735	$6.95
2/16/2016	25,000	$7.02
2/18/2016	6,500	$7.20
2/19/2016	699	$7.19